EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Immediate Report: Submission of a proposal for the acquisition of Golan Telecom Ltd.

As part of a process, managed by Rothschild Investment Bank, for the sale of Golan Telecom Ltd. ("Golan"), Pelephone Communications Ltd., the Company's subsidiary ("Pelephone"), have submitted a conditional offer for the acquisition of Golan (the: "Offer").

The Offer is subject to several Conditions and Approvals, such as: Execution of a mutually satisfactory definitive agreement; approvals of the Board of Directors of each of Pelephone and the Company; As well as the approvals of the Israel Antitrust Authority and the Israeli Ministry of Communications.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.